Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 –	Name and Address of Company:

Triple Flag Precious Metals Corp. (“Triple Flag”)

161 Bay Street, Suite 4535

Toronto, ON M5J 2S1

Item 2 -	Date of Material Change:

July 23, 2024

Item 3 –	News Release:

A news release with respect to the material change referenced in this report was disseminated on July 23, 2024, by Triple Flag via Canada Newswire and a copy was subsequently filed on the System for Electronic Document Analysis and Retrieval+ (SEDAR+) website at www.sedarplus.ca.

Item 4 –	Summary of Material Change:

On July 23, 2024, Triple Flag announced that Sheldon Vanderkooy will succeed Shaun Usmar as Chief Executive Officer and Director, effective upon the departure of Mr. Usmar, who is stepping down to assume a new leadership role with a major diversified mining company.

Item 5 –	Full Description of Material Change:

5.1	Full Description of Material Change

Triple Flag announced that Sheldon Vanderkooy will succeed Shaun Usmar as Chief Executive Officer and Director, effective upon the departure of Mr. Usmar, who is stepping down to assume a new leadership role with a major diversified mining company. Mr. Usmar will work closely with Mr. Vanderkooy to ensure a seamless transition, anticipated to be finalized in the fourth quarter of 2024.

Mr. Vanderkooy, a founding member of the Triple Flag team since its inception in 2016, has played a pivotal role in Triple Flag’s growth trajectory over the past eight years. As a key member of the senior management team, he has been an integral part of building Triple Flag, starting with Triple Flag’s first investment, the Cerro Lindo silver stream. As Chief Financial Officer since 2019, he was instrumental in delivering Triple Flag’s successful US$264 million initial public offering in 2021. His extensive background includes executive roles with First Quantum Minerals and Inmet Mining, following a partnership at a leading Canadian law firm specializing in mining M&A and financing transactions. With more than 25 years of experience in the mining sector, Mr. Vanderkooy brings a wealth of strategic insight and leadership to his new position.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 –	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 –	Omitted Information:

Not applicable.

Item 8 –	Executive Officer:

The following is the name and telephone number of an executive officer of Triple Flag who is knowledgeable about the material change and this report:

Contact:	Sheldon Vanderkooy
Phone No:	(416) 304-9741

Item 9 –	Date of Report:

July 24, 2024